Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

June 4, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attn: Folake Ayoola

Re:	Galata Acquisition Corp. Registration Statement on Form S-1 Filed April 2, 2021 File No. 333-254989

Dear Ms. Ayoola,

On behalf of Galata Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated April 22, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 filed on April 2, 2021 (the “Registration Statement”). For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1 Filed April 2, 2021

Prospectus Summary

Terms of founder shares, page 12

1.	Since a business combination will be approved only if a majority of the outstanding shares of common stock voted are voted in favor, also disclose how many public shares would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted. Separately, we note your disclosure that certain anchor investors, managed by members of your sponsor, including, Callaway Capital Management LLC, Weiss Asset Management LP, and DLD Asset Management, LP have expressed an interest to purchase an aggregate of $50 million of units in the public offering. Please also disclose the impact on the vote required by the public shareholders to approve the initial business combination if the anchor investors purchase such units.

Response: The Company acknowledges the Staff’s comments and has disclosed the number of public shares needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted on pages 12, 17 and 25 of the Registration Statement in response. The company has also disclosed the impact on the vote required by the public shareholders to approve the initial business combination if the anchor investors purchase an aggregate of $50 million of units on pages 12, 17 and 25 of Registration Statement in response.

Risk Factor

The grant of registration rights to our sponsor and its permitted transferees, page 32

2.	Revise this risk factor to make clear that the founder shares may become transferable earlier than one year following a business combination if the company's shares trade for a relatively small premium ($12.00) to your initial public offering price ($10.00) thereby enhancing the potential dilution to your public shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor and added disclosure on page 32 to clarify that the founder shares may become transferable earlier than one year following a business combination if the company's shares trade for a relatively small premium ($12.00) to the initial public offering price ($10.00), thereby enhancing the potential dilution to the public shareholders.

Management

Executive Officer and Director Compensation, page 99

3.	On page 21, you referred to the payment of a fee and grant of an option to each of your independent directors. Please revise this section to provide the material terms of the transactions.

Response: The Company acknowledges the Staff’s comment and has deleted the reference to the payment of a fee and grant of an option to each of our independent directors on page 21 of the Registration Statement in response.

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon
Greenberg Traurig, LLP